SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
March 24, 2009

Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82-      N/A

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on March 24, 2009, entitled "Notice of annual general meeting".

To the shareholders of StatoilHydro ASA

Notice of annual general meeting

on 19 May 2009 at 17.00
At StatoilHydro’s IB Centre, Forusbeen 50, 4035 Stavanger

AGENDA

1.	Opening of the annual general meeting by the chair of the corporate assembly
2.	Election of a chair of the meeting The board of directors proposes that the general meeting elects the chair of the corporate assembly, Olaug Svarva, as chair of the meeting.
3.	Approval of the notice and the agenda
4.	Registration of attending shareholders and proxies
5.	Election of two persons to co-sign the minutes together with the chair of the meeting
6.

Approval of the annual report and accounts for StatoilHydro ASA and the StatoilHydro group for 2008, including the board of directors’ proposal for the distribution of the dividend
The board proposes a total dividend of NOK 7.25 per share for 2008 of which the ordinary dividend is NOK 4.40 per share and the special dividend is NOK 2.85 per share. The dividend accrues to the shareholders as of 19 May 2009. Expected payment of dividends is 3 June 2009.

7.	Approval of remuneration for the company’s auditor
8.

Election of one deputy member to the corporate assembly
Hege Sjo has announced that she will withdraw as deputy member in the corporate assembly.
The nomination committee’s proposal for a new deputy member will be announced before the annual general meeting.

9.

Statement on stipulation of salary and other remuneration for executive management
In accordance with section 6-16a of the Public Limited Companies Act, the board of directors will prepare an independent statement regarding the settlement of salary and other remuneration for executive management. The content of the statement is included in note 3 to StatoilHydro’s annual report and accounts for 2008, which have been prepared in accordance with accounting principles generally accepted in Norway (NGAAP). The general meeting will consider the statement by an advisory vote.

10.

Authorisation to acquire StatoilHydro shares in the market in order to continue implementation of the share saving plan for employees
Since 2004, the company has had a share saving plan for all employees of the group. The purpose of this scheme is to enhance a good business culture and encourage loyalty through employees becoming part-owners of the company. In Norway, almost 80% of the employees participate in the share saving plan. At the annual general meeting in 2008 it was decided to authorise the board to acquire shares in the market for this purpose. This authorisation expires on the date of the annual general meeting 2009. It is proposed that the general meeting gives the board a new authorisation to acquire shares in the market, in order to continue the company’s share saving plan.

Proposed resolution:
”The board of directors is authorised on behalf of the company to acquire StatoilHydro shares in the market. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 15,000,000.
Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the StatoilHydro group as part of the group’s share saving plan, as approved by the board of directors.

The minimum and maximum amount that may be paid per share will be NOK 50 and 500 respectively.
The authorisation is valid until the next annual general meeting, but not beyond 30 June 2010.
This authorisation replaces the previous authorisation to acquire own shares for implementation of the share saving plan for employees granted by the annual general meeting on 20 May 2008.”

11.

Amendment of the articles of association
In connection with the implementation of the merger between Statoil and Hydro’s petroleum operations on 1 October 2007 the company’s business name was changed to StatoilHydro ASA, cf. Section 1, subsection 1 of the articles of association. It was agreed that the name StatoilHydro ASA would be a temporary solution and that proposals for a new name would be submitted at the company’s ordinary general meeting in 2009. After a lengthy process with the purpose of implementing the terms of the Merger Plan, and based on the statement given by the Ministry of Petroleum and Energy that they as the majority shareholder will only vote for Statoil as a name or a name where Statoil is the dominant part of the name, the Board proposes that the company name is changed to Statoil ASA.

Section 1, subsection 1 of the articles of association contains a description of the business operations which the company can engage in. The description is associated with different forms of petroleum operations, but the provision also contains a passage stating that the company can manage “other activities”. For some time the company has engaged in the development and production of alternative forms of energy to petroleum, including wind power, bio fuels and hydrogen. In the view of the board it is natural that this part of the business operations should be better expressed in the articles of association by it also being stipulated that “other forms of energy” are included in the company’s business operations.

Proposed resolution with respect to an amendment of Section 1 of the articles of association (amendments underlined):
“The Company’s name is Statoil ASA. The Company is a Public Limited Company.
The object of Statoil ASA is to engage in exploration, production, transportation, refining and marketing of petroleum, petroleum-derived products, and other forms of energy, as well as engaging in other business. The activities may also be carried out through participation in or cooperation with other companies.”
The board is authorized to decide the date for implementation of the amended articles of association, but the date must be no later than 1 January 2010.

12.

A shareholder has proposed that the following resolution be adopted:
“StatoilHydro shall withdraw from tar sands activities in Canada.”

Registration
Shareholders wishing to attend, either in person or by proxy, are requested to register by 15 May 2009 at 16:00 either at the address DnB Nor Bank ASA, Verdipapirservice, NO-0021 Oslo, by telefax no. +47 22 48 11 71 or electronically via Investor account services (Investortjenester). It is also possible to register via the group’s website www.StatoilHydro.com/agm2009

Shareholders wishing to be present and vote at the annual general meeting by proxy may send their proxy form electronically via Investor account services, or to DnB Nor Bank ASA, Verdipapirservice, by the above-mentioned deadline. Identity papers of both the proxy and the shareholder, and a certificate of registration if the shareholder is a body corporate, must be enclosed with the proxy form. Registration and proxy forms are enclosed.

If shares are registered by a nominee in the VPS register, cf the Norwegian Public Limited Liability Companies Act Section 4-10, and the beneficial shareholder wants to vote for their shares, the beneficial shareholder must re-register the shares in a separate VPS account in their own name prior to the general meeting, or prove that the transfer into such account is reported to VPS prior to the general meeting.

StatoilHydro ASA is a Norwegian public limited company governed by Norwegian law, including the Public Limited Companies Act and the Securities Trading Act. As of the date of this notice, the Company has issued 3,188,647,103 shares, each of which represents one vote. The shares have equal rights also in all other respects. As of the date of this notice, the Company has 3,586,912 treasury shares.

All shareholders are entitled to have their proposal dealt with at the general meeting, if the proposal has been submitted in writing to the board of directors in sufficient time to allow inclusion in the distributed notice of meeting. If a notice of meeting has already been distributed, a new notice of meeting must be distributed no later than two weeks before the general meeting is to be held.

The shares will be traded ex-dividend on the Oslo Stock Exchange from 20 May 2009.

Notice of the annual general meeting and other case documents as well as the articles of association, are available at www.statoilhydro.com.

Stavanger, 17 March 2009

The board of directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: March 24, 2009	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer